

June 18, 2013

<u>Via E-Mail</u>
Mr. Grant Isaac
Chief Financial Officer
Cameco Corporation
2121-11th Street West
Saskatoon
Saskatchewan, Canada S7M 1J3

      Re: **Cameco Corporation**
               Form 40-F for the Year Ended December 31, 2012
               Filed February 22, 2013
               File No. 001-14228

Dear Mr. Isaac:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining